Exhibit 1

NEWS RELEASE TRANSMITTED BY CCNMatthews

FOR:     Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

July 20, 2005

Sierra Wireless Reports Second Quarter 2005 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting second quarter results.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

 “The second quarter was a strategic turning point for our business.  With the decision to exit the Voq initiative and the resulting restructuring, we have reduced our cost structure and refocused the company on our core PC Card and embedded module business, where we have extensive experience, a well established market position and believe there is significant growth opportunity,” said David Sutcliffe, President and Chief Executive Officer. “During the quarter, we grew revenue by 9% over the first quarter and we achieved product and business development milestones associated with new PC card and embedded module products under development.  We expect these initiatives to provide the foundation for our planned return to profitability.”

Our revenue for the three months ended June 30, 2005 amounted to $21.9 million, gross margin was negative $5.9 million, operating expenses were $21.2 million and net loss was $26.7 million.  Our loss per share was $1.05 for the second quarter of 2005.  Our balance sheet remains strong, with $105.7 million of cash and short term investments.  Inventory, excluding Voq related amounts, declined during the second quarter by approximately $2.0 million.

Results for the second quarter of 2005, relative to company guidance provided on April 21, 2005, excluding the impact of restructuring, other charges and legal provisions of $19.2 million, were as follows:

Second quarter revenue for 2005 of $21.9 million was better than our guidance range of approximately $20.0 to $21.0 million.  Gross margin was 31.2%, lower than our guidance of 34%.  Operating expenses were $15.3 million, better than our guidance range of $16.0 to $16.2 million.  Our net loss of $7.5 million, or loss per share of $0.30, was better than our guidance of a net loss of approximately $8.5 million, or loss per share of $0.33.  Our cash flow from operations was negative $12.0 million, consistent with our guidance of negative cash flow.

As reported on June 7, 2005, we are exiting the Voq Professional Phone initiative, we are incurring restructuring and other expenses and we have shifted some of the Voq resources to our core PC card and embedded modules business.   In addition, as a result of the reduction in our business during the first half of 2005, we have implemented some non-Voq related reductions to our operating expenses and assets.

Restructuring, other costs and legal provisions amounted to $19.2 million and include inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments, other costs related to the restructuring and future legal costs associated with litigation matters.

Of the $19.2 million related to restructuring, other charges and legal provisions, $12.8 million was charged to cost of goods sold, $4.9 million to restructuring and other charges,  $0.5 million to income tax expense and the provision for future legal costs of $1.0 million was charged to administration expense.    We expect these actions will lower our operating expense run rate, relative to our second quarter, by approximately $2.0 million per quarter. The restructuring costs related to Voq total approximately $13.5 million.

In total, we are reducing our workforce from 321 employees to 270 employees.   Of the 51 employees terminated, 32 left during the second quarter of 2005 and 19 are on working notice that ends during the third quarter of 2005.

Results for the second quarter of 2005, compared to the second quarter of 2004, excluding the impact of restructuring, other charges and legal provisions of $19.2 million, were as follows:

Second quarter revenue decreased by 57.5% to $21.9 million in 2005, from $51.6 million for the same period in 2004.  Gross margin decreased to 31.2%, compared to 40.5%.  Operating expenses were $15.3 million in the second quarter of 2005, compared to $13.5 million for the same period in 2004.  Net loss for the second quarter of 2005 was $7.5 million, or loss per share of $0.30, compared to net earnings of $6.0 million, or diluted earnings per share of $0.23, in the second quarter of 2004.

Results for the second quarter of 2005, compared to the first quarter of 2005, excluding the impact of restructuring, other charges and legal provisions of $19.2 million, were as follows:

Revenue for the three months ended June 30, 2005 amounted to $21.9 million, compared to $20.2 million in the first quarter of 2005.  Gross margins were 31.2%, in the second quarter of 2005, compared to 35.3%, in the first quarter of 2005.  Operating expenses were $15.3 million in the second quarter of 2005, compared to $15.2 million in the first quarter of 2005.  Net loss was $7.5 million for the second quarter of 2005, or loss per share of $0.30, compared to net loss of $7.6 million, or loss per share of $0.30, for the first quarter of 2005.

Second Quarter Highlights Included:

Progress on products for CDMA 2000 networks and channels:

•                  MP2 Solutions has selected the Sierra Wireless EM3420 embedded module to provide wide area wireless connectivity to CDMA 1X networks for the MRT300 Mobile Retail Terminal. Customers using the MRT300 device can scan, authorize credit card payments, and check inventory wirelessly in real time via the EM3420 embedded module’s wireless wide area network connection.

•                  AirLink has selected the Sierra Wireless EM5625 embedded module to provide CDMA 1xEV-DO connectivity to AirLink’s line of intelligent, rugged wireless modems. AirLink specializes in enabling real-time, two-way communication with remote commercial assets, and previously utilized the Sierra Wireless SB555 1X embedded module in its products.

•                  MobileAria, a subsidiary of Delphi Corporation, has selected the Sierra Wireless EM5625 embedded module to provide CDMA 1xEV-DO connectivity for its MobileWiFi Vehicle Tracking and Control Unit.

•                  We announced an agreement with Brightpoint Middle East to distribute the AirCard® 775, the AirCard 555, and the AirCard 580 wireless wide area network cards, as well as the MP 775 GPS and MP 555 GPS rugged wireless modems to select markets in the Middle East. This marks our official launch in the region.

•                  We commenced shipment of our EM5625 EVDO embedded module to customers outside of North America during Q2.  The product is currently in the carrier certification stage with major North American carriers and we expect to begin North American shipments in Q3 2005.  We believe the EM5625 will be the first EVDO module available in North America.

Progress on products for GSM/GPRS/EDGE/HSDPA networks and channels:

•                  Together with Guangdong Iscreate Technology Co. Ltd., we announced that the Sierra Wireless AirCard 775 wireless wide area network card is now available from Guangdong Mobile Communications Corporation for use on the company’s newly launched EDGE network in Guangdong province, servicing more than 18 million customers in cities throughout the Guangdong province. Guangdong Mobile has also offered the Sierra Wireless AirCard 750 card for use on GSM/GPRS networks since 2002.

•                  We signed a distribution agreement with Multimedia Prospect Sdn Bhd for the Sierra Wireless AirCard 775 wireless wide area network card in Malaysia.  The AirCard 775 card is now available in Malaysia for use on DiGi Telecommunications’ EDGE and GPRS network.

•                  Development of our new UMTS/HSDPA PC card products continues to be on track.  We were the first company to provide a live demonstration of an HSDPA PC card earlier in the year at 3GSM.  Since then, we have continued to work closely with carriers and infrastructure providers around the world, collaborating in the areas of testing, technical and market trials.  Some of the tier one carriers have selected us to supply them with HSDPA PC cards and we have received initial purchase orders.  We expect to begin commercial volume shipments of UMTS/HSDPA PC cards during Q4 2005.

•                  Earlier in the year, we reported design wins from two major laptop OEMs for EVDO mini PCI express modules.  During the second quarter, we earned another design win with one of these laptop OEM customers for an HSDPA module.

Financial Guidance

The following guidance for the third quarter of 2005 reflects our current business indicators and expectations.  Inherent in this guidance are risk factors that are described in detail in our regulatory filings.    Our actual results could differ materially from those presented below.  All figures are approximations based on management’s current beliefs and assumptions.

Q3 2005 Guidance

Revenue	$24.0 million
Gross margin	31%
Operating expenses	$13.7 – $13.9 million
Net loss	$(5.7) million
Loss per share	$(0.22)

Cash flow from operations	Negative

Forward-Looking Statements

This press release contains forward-looking statements that are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking statements.  These forward-looking statements relate to, among other things, our revenue, earnings, and other financial guidance for the third quarter of fiscal 2005, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts.  When used in this press release, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking statements.  Forward-looking statements reflect our current expectations.  The risks and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  These factors should be reviewed carefully and you should not place undue reliance on any forward-looking statements.  Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle.  Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications and the MP line of rugged vehicle-mounted connectivity solutions For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on July 20, 2005 at 2:30 PM PDT, 5:30 PM EDT.  To participate in this conference call, please dial the following toll free number approximately ten minutes prior to the commencement of the call:

1-800-818-6210   Passcode:  Not required

or

1-416-641-6670   Passcode:  Not required

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-800-558-5253   Passcode:  21249280

or

1-416-626-4100   Passcode:  21249280

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Revenue	$21,930	$51,595	$42,110	$93,236
Cost of goods sold	27,852	30,680	40,907	55,519
Gross margin	(5,922)	20,915	1,203	37,717

Expenses
Sales and marketing	4,331	4,386	8,620	8,559
Research and development, net	7,399	5,991	14,660	10,730
Administration	3,892	2,534	6,827	4,598
Restructuring and other charges	4,926	—	4,926	—
Amortization	679	563	1,370	1,199
	21,227	13,474	36,403	25,086
Earnings (loss) from operations	(27,149)	7,441	(35,200)	12,631

Other income (expense)	220	(40)	755	44
Earnings (loss) before income taxes	(26,929)	7,401	(34,445)	12,675
Income tax expense (recovery)	(222)	1,384	(144)	2,088
Net earnings (loss)	(26,707)	6,017	(34,301)	10,587
Deficit, beginning of period	(53,983)	(66,739)	(46,389)	(71,309)
Deficit, end of period	$(80,690)	$(60,722)	$(80,690)	$(60,722)

Earnings (loss) per share for the period:
Basic	$(1.05)	$0.24	$(1.35)	$0.42
Diluted	$(1.05)	$0.23	$(1.35)	$0.41

Weighted average number of shares (in thousands)
Basic	25,364	25,221	25,361	25,103
Diluted	25,364	26,248	25,361	26,138

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	June 30, 2005	December 31, 2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$48,050	$131,846
Short-term investments	57,665	—
Accounts receivable, net of allowance for doubtful accounts of $1,769 (2004 - $2,468)	17,014	22,506
Inventories	10,393	11,090
Prepaid expenses	3,399	5,021
	136,521	170,463

Fixed assets	10,907	10,044
Intangible assets	11,288	14,208
Goodwill	19,227	19,227
Deferred income taxes	—	500
Other assets	1,142	1,152
	$179,085	$215,594

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$6,062	$4,122
Accrued liabilities	29,581	33,890
Deferred revenue and credits	751	461
Current portion of long-term liabilities	748	758
Current portion of obligations under capital lease	522	664
	37,664	39,895

Long-term liabilities	1,985	1,747
Obligations under capital lease	78	287

Shareholders’ equity:
Share capital	218,840	218,805
Additional paid-in capital	440	440
Warrants	1,538	1,538
Deficit	(80,690)	(46,389)
Accumulated other comprehensive loss	(770)	(729)
	139,358	173,665
	$179,085	$215,594

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Cash flows from operating activities:
Net earnings (loss) for the period	$(26,707)	$6,017	$(34,301)	$10,587
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	2,188	1,538	4,308	3,168
Loss (gain) on disposal	(41)	9	(41)	(5)
Non-cash restructuring and other charges	13,040	—	13,040	—
Changes in operating assets and liabilities
Accounts receivable	(1,432)	(6,438)	5,492	(7,436)
Inventories	743	(839)	(6,858)	(1,424)
Prepaid expenses	184	(3,780)	696	(3,513)
Accounts payable	1,755	3,203	1,940	(129)
Accrued liabilities	(1,822)	8,550	(4,299)	12,472
Deferred revenue and credits	87	(78)	290	(227)
Net cash provided by (used in) operating activities	(12,005)	8,182	(19,733)	13,493

Cash flows from investing activities:
Proceeds on disposal	45	5	45	5
Purchase of fixed assets	(2,134)	(2,031)	(4,590)	(3,534)
Increase in intangible assets	(505)	(351)	(1,013)	(1,597)
Purchase of long-term investments	—	(4,358)	—	(21,369)
Proceeds on disposal of long-term investments	—	42,969	—	46,186
Purchase of short-term investments	(31,844)	(13,933)	(57,706)	(21,159)
Proceeds on maturity of short-term investments	—	12,472	—	20,364
Net cash provided by (used in) investing activities	(34,438)	34,773	(63,264)	18,896

Cash flows from financing activities:
Issue of common shares	13	1,021	35	4,215
Repayment of long-term liabilities	(418)	(445)	(834)	(830)
Net cash provided by (used in) financing activities	(405)	576	(799)	3,385

Net increase (decrease) in cash and cash equivalents	(46,848)	43,531	(83,796)	35,774
Cash and cash equivalents, beginning of period	94,898	62,601	131,846	70,358
Cash and cash equivalents, end of period	$48,050	$106,132	$48,050	$106,132